Exhibit 99.1
QIAGEN N.V. and Subsidiaries
U.S. GAAP Quarterly Report for the Period Ended September 30, 2025
Table of Contents

Condensed Consolidated Financial Statements
2	Condensed Consolidated Balance Sheets as of September 30, 2025 (unaudited) and December 31, 2024
4	Condensed Consolidated Statements of Income (Loss) (unaudited) for the three and nine months ended September 30, 2025 and 2024
5	Condensed Consolidated Statements of Comprehensive Income (unaudited) for the three and nine months ended September 30, 2025 and 2024
6	Condensed Consolidated Statements of Changes in Equity (unaudited) for the three and nine months ended September 30, 2025 and 2024
8	Condensed Consolidated Statements of Cash Flows (unaudited) for the nine months ended September 30, 2025 and 2024
10	Notes to the Condensed Consolidated Financial Statements (unaudited)

35	Operating and Financial Review and Prospects
43	Quantitative and Qualitative Disclosures About Market Risk
44	Recent Authoritative Pronouncements
44	Application of Critical Accounting Estimates
45	Off-Balance Sheet Arrangements
45	Legal Proceedings
45	Risk Factors

Condensed Consolidated Financial Statements
QIAGEN N.V. and Subsidiaries Condensed Consolidated Balance Sheets
(in thousands)	Notes	September 30, 2025	December 31, 2024

		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$1,355,594	$663,555
Short-term investments		334,376	489,437
Accounts receivable, net of allowance for credit losses of $21,820 and $18,226, respectively		375,562	349,278
Inventories, net	(5)	290,226	279,256
Prepaid expenses and other current assets	(9)	175,179	178,327
Total current assets		2,530,937	1,959,853
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $621,288 and $516,324, respectively		897,642	753,611
Goodwill	(6)	2,554,475	2,425,418
Intangible assets, net of accumulated amortization of $781,704 and $693,062, respectively	(6)	297,179	303,815
Other long-term assets	(7, 9)	273,264	246,925
Total long-term assets		4,022,560	3,729,769
Total assets		$6,553,497	$5,689,622

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Balance Sheets
(in thousands, except par value)	Notes	September 30, 2025	December 31, 2024

		(unaudited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(8)	$499,600	$551,883(1)
Accrued and other current liabilities	(4, 9, 10, 15, 16)	399,034	406,876
Accounts payable		74,771	83,272
Total current liabilities		973,405	1,042,031(1)
Long-term liabilities:
Long-term debt, net of current portion	(8)	1,627,592	839,665(1)
Other long-term liabilities	(9, 10, 15)	303,085	240,587
Total long-term liabilities		1,930,677	1,080,252(1)
Commitments and contingencies	(15)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common shares, 0.01 EUR par value, authorized—410,000 shares, issued—217,685 and 223,904 shares, respectively	(13)	2,529	2,601
Additional paid-in capital	(13)	1,419,717	1,666,070
Retained earnings		2,647,574	2,448,122
Accumulated other comprehensive loss	(13)	(384,323)	(474,539)
Less treasury shares, at cost—844 and 1,614 shares, respectively		(36,082)	(74,915)
Total equity		3,649,415	3,567,339
Total liabilities and equity		$6,553,497	$5,689,622
(1) The December 31, 2024 balances for the 'current portion of long-term debt' and 'long-term debt, net of current portion' have been revised to correct the classification of certain amounts. See Note 2.
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Income (Loss) (Unaudited)
		Three Months Ended		Nine Months Ended
		September 30,		September 30,
(in thousands, except per share data)	Notes	2025	2024	2025	2024

Net sales	(4)	$532,583	$501,869	$1,549,579	$1,457,012
Cost of sales:
Cost of sales	(16)	187,783	179,817	535,028	777,922
Acquisition-related intangible amortization		13,541	13,745	40,325	45,030
Total cost of sales		201,324	193,562	575,353	822,952
Gross profit		331,259	308,307	974,226	634,060
Operating expenses:
Sales and marketing		112,819	111,262	337,250	337,069
Research and development		48,748	44,453	140,281	144,889
General and administrative		30,287	29,394	92,543	85,580
Acquisition-related intangible amortization		2,112	2,351	5,722	7,787
Restructuring, acquisition, integration and other, net	(16)	8,130	8,744	32,018	80,122
Total operating expenses		202,096	196,204	607,814	655,447
Income (loss) from operations		129,163	112,103	366,412	(21,387)
Other income (expense):
Interest income		15,070	18,254	44,319	52,924
Interest expense		(8,218)	(11,484)	(23,117)	(32,698)
Other expense, net		(1,289)	(2,417)	(6,518)	(3,544)
Total other income, net		5,563	4,353	14,684	16,682
Income (loss) before income tax expense		134,726	116,456	381,096	(4,705)
Income tax expense	(11)	4,683	18,400	64,045	26
Net income (loss)		$130,043	$98,056	$317,051	($4,731)
Basic earnings (loss) per common share	(14)	$0.60	$0.44	$1.46	($0.02)
Diluted earnings (loss) per common share	(14)	$0.60	$0.44	$1.45	($0.02)

Weighted-average common shares outstanding:
Basic	(14)	216,871	222,314	217,316	222,712
Diluted	(14)	218,453	224,035	218,942	222,712
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Comprehensive Income (Unaudited)
		Three Months Ended
		September 30,
(in thousands)	Notes	2025	2024

Net income		$130,043	$98,056
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains (losses) on cash flow hedges, net of $2,611 tax expense and $11,344 tax benefit, respectively	(9)	7,531	(32,624)
Reclassification adjustments on cash flow hedges, net of $2,490 tax benefit and $12,763 tax expense, respectively	(9)	(7,242)	36,706
Cash flow hedges, net of tax		289	4,082
Net investment hedge	(9)	8,302	(18,888)
Foreign currency translation adjustments, net of $0 tax and $0 tax, respectively		(5,250)	32,877
Other comprehensive income		3,341	18,071
Comprehensive income		$133,384	$116,127

		Nine Months Ended
		September 30,
(in thousands)	Notes	2025	2024

Net income (loss)		$317,051	($4,731)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
(Losses) gains on cash flow hedges, net of $12,930 tax benefit and $857 tax expense, respectively	(9)	(37,165)	2,465
Reclassification adjustments on cash flow hedges, net of $13,265 tax expense and $324 tax benefit, respectively	(9)	38,069	(930)
Cash flow hedges, net of tax		904	1,535
Net investment hedge	(9)	(43,229)	(6,481)
Foreign currency translation adjustments, net of $0 tax and $0 tax, respectively		132,541	25,301
Other comprehensive income		90,216	20,355
Comprehensive income		$407,267	$15,624
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Changes in Equity (Unaudited)
(in thousands)	Notes	Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury shares		Total equity
		Shares	Amount				Shares	Amount

Balance at June 30, 2025		217,685	$2,529	$1,409,012	$2,517,965	($387,664)	(851)	($36,353)	$3,505,489
Capital repayment	(13)	—	—	(4)	—	—	—	—	(4)
Net income		—	—	—	130,043	—	—	—	130,043
Unrealized gain, net on hedging contracts	(9)	—	—	—	—	15,833	—	—	15,833
Realized gain, net on hedging contracts	(9)	—	—	—	—	(7,242)	—	—	(7,242)
Translation adjustment, net	(13)	—	—	—	—	(5,250)	—	—	(5,250)
Issuance of common shares in connection with stock plan		—	—	—	(434)	—	11	434	—
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(4)	(163)	(163)
Share-based compensation	(12)	—	—	10,709	—	—	—	—	10,709
Balance at September 30, 2025		217,685	$2,529	$1,419,717	$2,647,574	($384,323)	(844)	($36,082)	$3,649,415

Balance at June 30, 2024		223,904	$2,601	$1,646,189	$2,265,463	($431,546)	(1,660)	($77,444)	$3,405,263
Capital repayment	(13)	—	—	37	—	—	—	—	37
Net income		—	—	—	98,056	—	—	—	98,056
Unrealized loss, net on hedging contracts	(9)	—	—	—	—	(51,512)	—	—	(51,512)
Realized loss, net on hedging contracts	(9)	—	—	—	—	36,706	—	—	36,706
Translation adjustment, net	(13)	—	—	—	—	32,877	—	—	32,877
Issuance of common shares in connection with stock plan		—	—	—	(977)	—	19	977	—
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(6)	(283)	(283)
Share-based compensation	(12)	—	—	8,850	—	—	—	—	8,850
Balance at September 30, 2024		223,904	$2,601	$1,655,076	$2,362,542	($413,475)	(1,647)	($76,750)	$3,529,994
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Changes in Equity (Unaudited)
(in thousands)	Notes	Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury shares		Total equity
		Shares	Amount				Shares	Amount

Balance at December 31, 2024		223,904	$2,601	$1,666,070	$2,448,122	($474,539)	(1,614)	($74,915)	$3,567,339
Capital repayment	(13)	(6,219)	(72)	(280,158)	—	—	45	—	(280,230)
Net income		—	—	—	317,051	—	—	—	317,051
Unrealized loss, net on hedging contracts	(9)	—	—	—	—	(80,394)	—	—	(80,394)
Realized loss, net on hedging contracts	(9)	—	—	—	—	38,069	—	—	38,069
Translation adjustment, net	(13)	—	—	—	—	132,541	—	—	132,541
Cash dividends declared, $0.25 per share	(13)	—	—	—	(54,243)	—	—	—	(54,243)
Issuance of common shares in connection with stock plan		—	—	—	(63,356)	—	1,329	63,356	—
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(604)	(24,523)	(24,523)
Share-based compensation	(12)	—	—	33,805	—	—	—	—	33,805
Balance at September 30, 2025		217,685	$2,529	$1,419,717	$2,647,574	($384,323)	(844)	($36,082)	$3,649,415

Balance at December 31, 2023		230,829	$2,702	$1,915,115	$2,456,800	($433,830)	(2,627)	($133,023)	$3,807,764
Capital repayment	(13)	(6,925)	(101)	(292,832)	—	—	79	—	(292,933)
Net loss		—	—	—	(4,731)	—	—	—	(4,731)
Unrealized loss, net on hedging contracts	(9)	—	—	—	—	(4,016)	—	—	(4,016)
Realized gain, net on hedging contracts	(9)	—	—	—	—	(930)	—	—	(930)
Translation adjustment, net	(13)	—	—	—	—	25,301	—	—	25,301
Issuance of common shares in connection with stock plan		—	—	—	(89,527)	—	1,679	89,527	—
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(778)	(33,254)	(33,254)
Share-based compensation	(12)	—	—	32,793	—	—	—	—	32,793
Balance at September 30, 2024		223,904	$2,601	$1,655,076	$2,362,542	($413,475)	(1,647)	($76,750)	$3,529,994
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Cash Flows (Unaudited)
		Nine Months Ended
		September 30,
(in thousands)	Notes	2025	2024

Cash flows from operating activities:
Net income (loss)		$317,051	($4,731)
Adjustments to reconcile net income (loss) to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		144,352	157,716
Non-cash impairments	(7, 16)	2,537	200,270
Amortization of debt discount and issuance costs	(8)	2,354	15,391
Share-based compensation expense	(12)	33,805	32,793
Deferred tax benefit		(303)	(32,313)
Loss on marketable securities	(7)	968	342
Other items, net including fair value changes in derivatives		10,586	8,434
Net changes in operating assets and liabilities:
Accounts receivable		(13,757)	31,909
Inventories		4,553	67,673
Prepaid expenses and other current assets		(5,600)	2,556
Other long-term assets		394	423
Accounts payable		(6,319)	(1,106)
Accrued and other current liabilities		(68,164)	(13,646)
Income taxes		44,238	10,897
Other long-term liabilities		(501)	5,434
Net cash provided by operating activities		466,194	482,042

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Cash Flows (Unaudited)
		Nine Months Ended
		September 30,
(in thousands)	Notes	2025	2024

Cash flows from investing activities:
Purchases of property, plant and equipment		(130,137)	(118,483)
Purchases of intangible assets	(6)	(5,410)	(3,103)
Purchases of short-term investments		(369,014)	(561,377)
Proceeds from redemptions of short-term investments		522,057	443,173
Cash paid for acquisitions, net of cash acquired	(3)	(66,595)	—
Cash paid for collateral asset	(9)	(28,037)	(926)
Purchases of investments, net	(7)	(1,677)	(1,728)
Net cash used in investing activities		(78,813)	(242,444)
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	(8)	744,628	496,352
Capital repayment	(13)	(280,086)	(292,099)
Cash dividend payment	(13)	(54,244)	—
Repayment of long-term debt	(8)	(60,167)	(101,536)
Tax withholding related to vesting of stock awards	(12)	(24,523)	(33,254)
Cash paid for collateral liability	(9)	(16,790)	(2,550)
Cash paid for contingent consideration	(9)	(9,219)	—
Other financing activities	(13)	(228)	(833)
Net cash provided by financing activities		299,371	66,080
Effect of exchange rate changes on cash and cash equivalents		5,287	(777)
Net increase in cash and cash equivalents		692,039	304,901
Cash and cash equivalents, beginning of period		663,555	668,084
Cash and cash equivalents, end of period		$1,355,594	$972,985
The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements (unaudited)
September 30, 2025
1. Corporate Information
QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law with a registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading global provider of Sample to Insight solutions, enabling customers to extract and gain valuable molecular insights from samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis while bioinformatics software and knowledge bases can be used to interpret data to find actionable insights. Automation solutions bring these processes together into seamless and cost-effective workflows. We serve over 500,000 customers globally in Life Sciences (academia, pharma R&D and industrial applications, primarily forensics) and Molecular Diagnostics for clinical healthcare. As of September 30, 2025, we employed approximately 5,700 people in over 35 locations worldwide.
2. Basis of Presentation and Accounting Policies
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in either common stock or in-substance common stock of companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for at our initial cost, minus any impairment, plus or minus changes from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
In May 2025, we acquired GNX Data Systems Ltd. (doing business as Genoox). Genoox, a privately held company founded in 2014 and headquartered in Tel Aviv, Israel, provides AI-powered software that enables clinical labs to scale and accelerate the processing of complex genetic tests. The acquisition is not significant to the overall condensed consolidated financial statements.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. While changing conditions in our global environment present additional uncertainty, we continue to use the best information available to form our estimates. Actual results could differ from those estimates.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization and our products and services are offered globally. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. Accordingly, we operate and make decisions as one operating segment.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2024.
Revision of Previously Issued Financial Statements
During the second quarter of 2025, we corrected the classification of $498.4 million of debt previously reported as long-term as of December 31, 2024 that should have been classified as current under U.S. GAAP due to the December 17, 2025 bondholder put date with respect to the $500.0 million aggregate principal amount of 0.000% Senior Unsecured Convertible Notes due 2027. Based on an analysis of quantitative and qualitative factors in accordance with SEC Staff Accounting Bulletin No. 99 “Materiality”, we concluded that the correction is not material to the previously issued financial statements as of or for the year ended December 31, 2024. This reclassification had no impact on the Consolidated Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows or Statement of Shareholders' Equity for any period.
Summary of Significant Accounting Policies
The interim condensed consolidated financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as of and for the year ended December 31, 2024.
Adoption of New Accounting Standards in 2025
As of September 30, 2025, there has been no adoption of new accounting standards in 2025.
New Accounting Standards Not Yet Adopted
As of September 30, 2025, the following recently issued but not yet adopted accounting pronouncements are expected to impact our consolidated financial statements:
ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures enhances annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's worldwide operations. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. This ASU is effective for annual periods beginning after December 15, 2024, and early adoption is permitted. We will adopt the new disclosures prospectively beginning with the annual reporting for the year ended December 31, 2025.
ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses improves financial reporting and responds to investor input by requiring public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in the notes to financial statements. The amendments in this ASU should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this update or (2) retrospectively to any or all prior periods presented in the financial statements. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact and will adopt the ASU for our annual reporting for December 31, 2027.
ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets allows entities to use a practical expedient for measuring credit losses on accounts receivable and contract assets, assuming current conditions persist for their remaining life. Effective for fiscal years after

December 15, 2025, with early adoption permitted, the amendments must be applied prospectively. We are currently evaluating the impact and will adopt the ASU on January 1, 2026.
ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software amends the guidance for accounting for internal-use software costs. The update clarifies and simplifies the capitalization requirements for costs incurred in the development of internal-use software, including both software developed or obtained for internal use and certain cloud computing arrangements. The amendments provide more specific criteria for when costs should be capitalized versus expensed, and require enhanced disclosures regarding the nature and amounts of capitalized internal-use software costs. This ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods. Early adoption is permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements.
3. Acquisition
We undertake acquisitions to complement our own internal product development activities. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, business service centers, distribution channels and customer relations, to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
2025 Business Combination
On May 23, 2025, we acquired 100% of the shares of GNX Data Systems Ltd. (doing business as Genoox), a privately held company based in Tel Aviv, Israel. Genoox provides a cloud-based AI platform that connects clinicians, genetic counselors, and healthcare organizations, allowing them to extract actionable insights from genomic data. The cash consideration paid, net of cash acquired was $66.6 million. The acquisition included contingent consideration totaling $10.0 million, which is recorded as part of the purchase price based on the acquisition date fair value of $4.6 million using a probability-weighted analysis of the future milestones applying a discount rate of 11.7%. Potential contingent payments are due through 2026.
The acquisition is not significant to the overall condensed consolidated financial statements. At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our condensed consolidated results of operations include the operating results from the acquired company from the acquisition date. As of September 30, 2025, the allocation of the purchase price was preliminary as we continue to gather information about the fair value of all assets and liabilities, including intangible assets acquired, and the related deferred taxes. As of September 30, 2025 and based on preliminary values, the intangible assets other than goodwill and goodwill acquired, totaled $33.5 million and $47.8 million, respectively. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.

4. Revenue
Contract Estimates
The majority of our revenue is derived from (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount in which we have the right to invoice as product is delivered. We have elected, as a practical expedient, not to disclose the value of remaining performance obligations associated with these types of contracts.

However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of September 30, 2025, we had $113.4 million of remaining performance obligations for which the transaction price is not constrained related to these contracts of which we expect to recognize approximately 50% over the next 12 to 18 months.
Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material.
Contract Balances
The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the condensed consolidated balance sheet.
Contract assets as of September 30, 2025 and December 31, 2024 totaled $13.7 million and $14.5 million, respectively, and are included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets and relate to the companion diagnostic co-development contracts discussed above.
Contract liabilities primarily relate to non-cancellable advances or deposits received from customers before revenue is recognized and is primarily related to instrument service and software-as-a-service (SaaS) arrangements. As of September 30, 2025 and December 31, 2024, contract liabilities totaled $89.8 million and $88.8 million, respectively, of which $75.3 million and $70.8 million, respectively, are included in accrued and other current liabilities and $14.5 million and $18.0 million, respectively, are included in other long-term liabilities. During the three and nine months ended September 30, 2025, we satisfied the associated performance obligations and recognized revenue of $14.6 million and $60.3 million, respectively, related to advance customer payments previously received. During the three and nine months ended September 30, 2024, we satisfied the associated performance obligations and recognized revenue of $15.2 million and $64.5 million, respectively, related to advance customer payments previously received.
Disaggregation of Revenue
We disaggregate our revenue based on product type and product category as shown in the tables below for the three- and nine-month periods ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2025	2024	2025	2024

Consumables and related revenues	$481,201	$447,670	$1,392,599	$1,299,365
Instruments	51,382	54,199	156,980	157,647
Total net sales	$532,583	$501,869	$1,549,579	$1,457,012

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2025	2024	2025	2024

Sample technologies	$170,105	$161,852	$486,405	$480,212
Diagnostic solutions	208,622	197,395	601,593	552,462
PCR / Nucleic acid amplification	75,333	74,307	231,247	217,976
Genomics / NGS	60,849	54,693	173,033	167,822
Other	17,674	13,622	57,301	38,540
Total net sales	$532,583	$501,869	$1,549,579	$1,457,012
Refer to Note 17 "Segment Information" for disclosure of revenue by geographic region.
5. Inventories
The components of inventories consist of the following as of September 30, 2025 and December 31, 2024:

(in thousands)	September 30, 2025	December 31, 2024

Raw materials	$51,004	$52,770
Work in process	73,665	72,675
Finished goods	165,557	153,811
Total inventories, net	$290,226	$279,256
6. Intangible Assets
The following table sets forth the intangible assets by major asset class as of September 30, 2025 and December 31, 2024:

	September 30, 2025		December 31, 2024
(in thousands)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Amortized intangible assets:
Patent and license rights	$184,114	($143,793)	$169,436	($125,465)
Developed technology	683,786	(470,798)	646,554	(414,699)
Customer base, non-compete agreements and trademarks	210,983	(167,113)	180,887	(152,898)
Total amortized intangible assets	$1,078,883	($781,704)	$996,877	($693,062)
Unamortized intangible assets:
Goodwill	$2,554,475		$2,425,418
Total unamortized intangible assets	$2,554,475		$2,425,418
The changes in intangible assets in 2025 are summarized as follows:

(in thousands)	Goodwill	Intangibles

Balance at December 31, 2024	$2,425,418	$303,815
Business combinations	47,763	33,500
Additions	—	1,511
Amortization	—	(53,532)
Disposals	—	(4)
Foreign currency translation adjustments	81,294	11,889
Balance at September 30, 2025	$2,554,475	$297,179
The changes in the carrying amounts of goodwill and intangibles for the nine months ended September 30, 2025 include the results from the acquisition of GNX Data Systems Ltd. (doing business as Genoox) in May 2025 discussed in Note 3 "Acquisition," and foreign currency translation adjustments driven primarily by changes in the euro, Swiss franc and Australian dollar.
Cash paid for purchases of intangible assets in the accompanying condensed consolidated statement of cash flows during the nine months ended September 30, 2025 totaled $5.4 million, of which $3.9 million is for prepayments recorded in other long-term assets in the accompanying condensed consolidated balance sheet, and $1.5 million is related to current period cash payments for intangible assets.
For the three- and nine-month period ended September 30, 2025, amortization expense on intangible assets decreased to $18.2 million and $53.5 million, respectively, as compared to $20.3 million and $66.0 million, respectively, in the same period of 2024.
Amortization of intangibles for each of the next five years is expected to be approximately:

Year ending December 31, (in millions)	Annual amortization

2026	$65.9
2027	$60.3
2028	$52.8
2029	$22.3
2030	$13.4
7. Investments
The following discusses our non-marketable investments and the realized and unrealized gains and losses on these investments.
Non-Marketable Investments
We have made strategic investments in certain privately-held companies without readily determinable market values.
Non-Marketable Investments Accounted for Under the Equity Method
As of September 30, 2025 and December 31, 2024, we had total non-marketable investments that were accounted for as equity method investments of $19.4 million and $18.2 million, respectively, included in other long-term assets in the accompanying condensed consolidated balance sheets. During the nine-month period ended September 30, 2025, we recorded an impairment of $2.5 million in other expense, net in the accompanying condensed consolidated statement of income following adverse changes in the investee's business which indicated that the carrying value was no longer recoverable.
Some of our equity method investments are variable interest entities. We are not considered the primary beneficiary of these investments as we do not hold the power to direct the activities that most significantly impact the economic performance of these entities, and therefore, these investments are not consolidated. As of September 30, 2025, these investments had a total net carrying value of $11.1 million, of which $11.2 million, representing our maximum exposure to loss, is included in other long-term assets and $0.1 million, where we are committed to fund losses, is included in other long-term liabilities in the accompanying condensed consolidated balance sheet. As of December 31, 2024, these investments totaled a net $11.6 million, of which $11.8 million is included in other long-term assets and $0.2 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet.
One of our investments, TVM Life Science Ventures III (TVM), is a limited partnership, and we account for our 3.1% investment under the equity method as we have the ability to exercise significant influence over the limited partnership. This investment is valued at net asset value (NAV) reported by the counterparty. During 2025 and 2024, we made additional cash payments of $1.1 million and $2.7 million, respectively, to TVM. As of September 30, 2025, we have $3.0 million of unfunded commitments through 2029. We do not have the right to redeem these funds under the normal course of operations of this partnership.
Non-Marketable Investments Not Accounted for Under the Equity Method
At September 30, 2025 and December 31, 2024, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $5.4 million and $4.3 million, respectively, which are included in other long-term assets in the accompanying condensed consolidated balance sheets. These investments are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Changes resulting from impairment and observable price changes are recognized in the condensed consolidated statements of income during the period the change is identified.
The changes in non-marketable investments not accounted for under the equity method during the nine months ended September 30, 2025 and 2024 are as follows:

(in thousands)	2025	2024

Balance at beginning of year	$4,283	$4,435
Cash investments in equity securities, net	550	364
Impairments	—	(250)
Foreign currency translation adjustments	533	58
Balance at end of period	$5,366	$4,607
8. Debt
At September 30, 2025 and December 31, 2024, total long-term debt, net of debt issuance costs, consists of the following:

(in thousands)	September 30, 2025	December 31, 2024

0.000% Senior Unsecured Convertible Notes due 2027	$499,600	$498,402
2.500% Senior Unsecured Convertible Notes due 2031	495,046	494,421
2.000% Senior Unsecured Convertible Notes due 2032	742,109	—
German Private Placement (2017 Schuldschein)	17,017	15,050
German Private Placement (2022 Schuldschein)	373,420	383,675
Total long-term debt	2,127,192	1,391,548
Less: Current portion	499,600	551,883(1)
Long-term portion	$1,627,592	$839,665(1)
(1) The December 31, 2024 balances for the current portion and long-term portion of debt have been revised to correct the classification of certain amounts. See Note 2.
The notes are all unsecured obligations that rank pari passu. The convertible notes due in 2027 are classified as current due to the December 17, 2025 bondholder put date. No contingent conversion conditions were triggered as of September 30, 2025.

The principal amount, carrying amount and fair values of long-term debt instruments are summarized below:

	As of September 30, 2025
	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Fair Value
(in thousands)				Amount	Leveling

Convertible Notes due 2027	$500,000	($400)	$499,600	$494,115	Level 1
Convertible Notes due 2031	500,000	(4,954)	495,046	509,470	Level 1
Convertible Notes due 2032	750,000	(7,891)	742,109	743,138	Level 1
German Private Placement (2017 Schuldschein)	17,025	(8)	17,017	16,636	Level 2
German Private Placement (2022 Schuldschein)	373,948	(528)	373,420	367,462	Level 2
	$2,140,973	($13,781)	$2,127,192	$2,130,821

	As of December 31, 2024
	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Fair value
(in thousands)				Amount	Leveling

Convertible Notes due 2027	$500,000	($1,598)	$498,402	$475,835	Level 1
Convertible Notes due 2031	500,000	(5,579)	494,421	511,150	Level 1
German Private Placement (2017 Schuldschein)	15,069	(19)	15,050	14,560	Level 2
German Private Placement (2022 Schuldschein)	384,393	(718)	383,675	380,180	Level 2
	$1,399,462	($7,914)	$1,391,548	$1,381,725

Interest expense related to the convertible notes for the three and nine months ended September 30, 2025 and 2024 was comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2025	2024	2025	2024

Coupon interest	$4,250	$1,979	$11,229	$4,479
Amortization of original issuance discount	—	4,664	—	13,826
Amortization of debt issuance costs	424	439	1,106	1,223
Total interest expense related to the convertible notes	$4,674	$7,082	$12,335	$19,528

Convertible Notes due 2032
On September 4, 2025, we issued 2.0% cash convertible notes in an aggregate principal amount of $750.0 million with a maturity date of September 4, 2032 (2032 Notes). The 2032 Notes carry interest of 2.0% per annum payable semi-annually in arrears. The net proceeds of the 2032 Notes totaled $742.0 million, after debt issuance costs of $8.0 million. Debt issuance costs are amortized to interest expense over the term of the 2032 Notes. The effective interest rate of the 2032 Notes is 2.16%.
The 2032 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 3,094.3562 shares per $200,000 principal amount of notes (which represented an initial conversion price of $64.6338 per share, or 11.6 million underlying shares). At conversion, we will settle the 2032 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
The 2032 Notes may be redeemed at the option of each noteholder at their principal amount on September 4, 2030 or in connection with a change of control or delisting event.
The 2032 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price in the following circumstances beginning after October 15, 2025 through March 3, 2032:
•if the daily volume-weighted average trading price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 150% of the applicable conversion price on each such trading day; or
•if we undergo certain fundamental changes, including a change of control or delisting event, as defined in the agreement; or
•if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived; or
•if an acquisition of control occurs, where the conversion date falls in the period from (and including) the date on which the acquisition notice is published to the record date established in connection with the acquisition of control, established to be no less than 40 days and no more than 60 days from acquisition notice; or

•if a take-over bid is published, where the conversion date falls in the period from (and including) the date of notice of the take-over bid to the last day of the applicable legal acceptance period.
The noteholders may convert their notes at any time, without condition, during the period beginning on March 4, 2032 and ending on the 45th business day prior to September 4, 2032.
No contingent conversion conditions were triggered for the 2032 Notes as of September 30, 2025.
Convertible Notes due 2031
On September 10, 2024, we issued 2.50% convertible notes in an aggregate principal amount of $500.0 million with a maturity date of September 10, 2031 (2031 Notes). The 2031 Notes carry interest of 2.50% per annum payable semi-annually in arrears. The net proceeds of the 2031 Notes totaled $494.2 million, after debt issuance costs of $5.8 million. Debt issuance costs are amortized to interest expense over the term of the 2031 Notes. The effective interest rate of the 2031 Notes is 2.68%.
The 2031 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 3,124.3702 shares per $200,000 principal amount of notes (which represented an initial conversion price of $64.0129 per share, or 7.8 million underlying shares). In connection with the July 2025 dividend payment discussed in Note 13 "Equity," the conversion price per share was adjusted to $63.6890. At conversion, we will settle the 2031 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
The 2031 Notes may be redeemed at the option of each noteholder at their principal amount on September 10, 2029 or in connection with a change of control or delisting event.
The 2031 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price in the following circumstances beginning after October 21, 2024 through March 9, 2031:
•if the daily volume-weighted average trading price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 150% of the applicable conversion price on each such trading day; or
•if we undergo certain fundamental changes, including a change of control or delisting event, as defined in the agreement; or
•if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived; or
•if an acquisition of control occurs, where the conversion date falls in the period from (and including) the date on which the acquisition notice is published to the record date established in connection with the acquisition of control, established to be no less than 40 days and no more than 60 days from acquisition notice; or

•if a take-over bid is published, where the conversion date falls in the period from (and including) the date of notice of the take-over bid to the last day of the applicable legal acceptance period.
The noteholders may convert their notes at any time, without condition, during the period beginning on March 10, 2031 and ending on the 45th business day prior to September 10, 2031.
No contingent conversion conditions were triggered for the 2031 Notes as of September 30, 2025 or December 31, 2024.
Convertible Notes due 2027
On December 17, 2020, we issued zero coupon convertible notes in an aggregate principal amount of $500.0 million with a maturity date of December 17, 2027 (2027 Notes). The 2027 Notes carry no coupon interest. The net proceeds of the 2027 Notes totaled $497.6 million, after payment of debt issuance costs of $3.7 million.
The effective interest rate of the 2027 Notes is 1.65%, which is imputed based on the amortization of the fair value of the embedded conversion option over the remaining term of the 2027 Notes.
The 2027 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 2,477.65 shares per $200,000 principal amount of notes (which represents an initial conversion price of $80.7218 per share, or 6.2 million underlying shares). In connection with the July 2025 dividend payment discussed in Note 13 "Equity," the conversion price per share was adjusted to $80.3908. At conversion, we will settle the 2027 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
The 2027 Notes may be redeemed at the option of each noteholder at their principal amount on December 17, 2025 or in connection with a change of control or delisting event.
The 2027 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price, in the following circumstances beginning after January 27, 2021 through June 16, 2027:
•if the last reported sale price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the applicable conversion price on such trading day; or
•if we undergo certain fundamental changes, including a change of control, as defined in the agreement; or
•if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived.
The noteholders may convert their notes at any time, without condition, during the period beginning June 17, 2027 and ending on the 45th business day prior to December 17, 2027.
No contingent conversion conditions were triggered for the 2027 Notes as of September 30, 2025 or December 31, 2024.

German Private Placement (2017 Schuldschein)
In 2017, we completed a German private placement bond (2017 Schuldschein) which was issued in several tranches totaling $331.1 million due in various periods through 2027. The 2017 Schuldschein consisted of one U.S. dollar and several euro-denominated tranches. In June 2024, we repaid a total of $101.5 million at maturity for two tranches that matured. In October 2022, we repaid $153.0 million for four tranches that matured. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 9 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of September 30, 2025 totaled $0.9 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.
The following table shows the last remaining tranche of the 2017 Schuldschein as of September 30, 2025 and December 31, 2024:

				Carrying value (in thousands) as of
Currency	Notional amount	Interest rate	Maturity	September 30, 2025	December 31, 2024

EUR	€14.5 million	Fixed 1.61%	June 2027	$17,017	$15,050
German Private Placement (2022 Schuldschein)
In July and August 2022, we completed another German private placement bond (2022 Schuldschein) which was issued in several tranches totaling €370.0 million due in various periods through 2035. In July 2025, we repaid $60.2 million for the €51.5 million tranche that matured. The 2022 Schuldschein consists of only euro-denominated tranches which have either a fixed or floating rate. All tranches except for the €70.0 million fixed 3.04% tranche due August 2035 are ESG-linked wherein the interest rate is subject to adjustment of +/- 0.025% if our ESG rating changes. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 9 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of September 30, 2025 totaled $53.0 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.
A summary of the tranches as of September 30, 2025 and December 31, 2024 is as follows:

				Carrying value (in thousands) as of
Currency	Notional Amount	Interest Rate	Maturity	September 30, 2025	December 31, 2024

EUR	€51.5 million	Floating 6M EURIBOR + 0.55%	July 2025	$—	$53,481
EUR	€62.0 million	Fixed 2.741%	July 2027	72,747	64,323
EUR	€29.5 million	Floating 6M EURIBOR + 0.70%	July 2027	34,614	30,605
EUR	€37.0 million	Fixed 3.044%	July 2029	43,392	38,371
EUR	€103.0 million	Floating 6M EURIBOR + 0.85%	July 2029	120,793	106,818
EUR	€9.5 million	Fixed 3.386%	July 2032	11,137	9,849
EUR	€7.5 million	Floating 6M EURIBOR + 1.0%	July 2032	8,792	7,776
EUR	€70.0 million	Fixed 3.04%	August 2035	81,945	72,452
				$373,420	$383,675

Revolving Credit Facility
Our credit facilities available and undrawn at September 30, 2025 total €413.0 million (approximately $484.9 million). This includes a €400.0 million syndicated revolving credit facility expiring December 2029 (with two additional annual extension options) and two other lines of credit amounting to €13.0 million with no expiration date. The €400.0 million facility can be utilized in euro and bears interest of 0.550% to 1.500% above EURIBOR and is offered with interest periods of one, three or six months. The commitment fee is calculated based on 35% of the applicable margin. The revolving facility agreement contains certain non-financial covenants including, but not limited to, restrictions on the encumbrance of assets. We were in compliance with these covenants at September 30, 2025. The credit facilities are for general corporate purposes and no amounts were utilized at September 30, 2025.
9. Derivatives and Hedging
Objective and Strategy
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest-bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of September 30, 2025, cash collateral positions consisted of $26.4 million recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet. As of December 31, 2024, we had cash collateral positions consisting of $16.8 million recorded in accrued and other current liabilities and $3.2 million recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet.
Non-Derivative Hedging Instrument
Net Investment Hedge
We are party to a foreign currency non-derivative hedging instrument that is designated and qualifies as a net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the euro and the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond (2017 Schuldschein) which was issued in 2017 in both U.S. dollars and euros for a total amount of $331.1 million as described in Note 8 "Debt." Since then, all but one of the tranches was paid as described in Note 8 "Debt," and as of September 30, 2025, €14.5 million remains designated as a hedging instrument against a portion of our euro net investments in our foreign operations. In July 2022, we issued an additional €370.0 million German private corporate bond (2022 Schuldschein) as described in Note 8 "Debt" and it is designated in its entirety as the hedging instrument against a portion of our euro net investments in our foreign operations. As further discussed in Note 8 "Debt", €51.5 million of the 2022 Schuldschein matured and repaid in July 2025 and as a result, €318.5 million remained designated as hedging instrument as of September 30, 2025. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within accumulated other comprehensive loss. Based on the spot rate method, the unrealized loss recorded in equity as of September 30, 2025 and December 31, 2024 is $53.9 million and $10.7 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of September 30, 2025 and December 31, 2024.

Derivatives Designated as Hedging Instruments
Cash Flow Hedges
As of September 30, 2025 and December 31, 2024, we held derivative instruments that are designated and qualify as cash flow hedges, where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. To date, we have not recorded any hedge ineffectiveness related to any cash flow hedges in earnings. Based on their valuation as of September 30, 2025, we expect approximately $1.8 million of derivative gains included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the condensed consolidated statements of cash flows in the same category as the hedged item.
We use interest rate derivative contracts to align our portfolio of interest-bearing assets and liabilities with our risk management objectives. Since 2015, we have been a party to five cross-currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. In August 2025, we settled these cross-currency interest rate swaps at maturity. In September 2022, we entered into five new cross-currency interest rate swaps through 2025 for a total notional amount of CHF 542.0 million which qualify for hedge accounting as cash flow hedges. In November 2024, we settled these cross-currency interest rate swaps and we entered into eight new cross-currency interest rate swaps with various maturities through 2026 for a total notional amount of CHF 280.0 million which qualify for hedge accounting as cash flow hedges. In May 2025, two of the eight cross-currency interest rate swaps with a notional amount of CHF 70.0 million were settled and subsequently, we entered into two new cross-currency interest rate swaps through 2028 for a notional amount of CHF 70.0 million. We determined that no ineffectiveness exists related to these swaps. As of September 30, 2025 and December 31, 2024, interest receivables of $4.3 million and $3.2 million, respectively, are recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets.
Derivatives Not Designated as Hedging Instruments
Call Options
Prior to 2024, we entered into Call Options which, along with the sale of the Warrants, represented the Call Spread Overlay entered into in connection with the 2024 cash convertible notes (2024 Notes). In these transactions, the Call Options were intended to address the equity price risk inherent in the cash conversion feature by offsetting cash payments in excess of the principal amount due upon any conversion of the 2024 Notes. Accordingly, the derivative is presented as either current or long-term based upon the classification of the related debt. The 2024 Notes were repaid at maturity in November 2024 and the Call Options expired unexercised.
Aside from the initial payment of premiums for the Call Options, we were not required to make any cash payments under the Call Options. We were, however, entitled to receive an amount of cash generally equal to the amount by which the market price per share of our common stock exceeded the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options was equal to the conversion price of the 2024 Notes.
The Call Options, for which our common stock was the underlying security, were derivative assets that required mark-to-market accounting treatment. The Call Options were measured and reported at fair value on a recurring basis within Level 2 of the fair value hierarchy. The change in fair value was recognized immediately in our consolidated statements of income (loss) in other expense, net.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the 2024 Notes was separated from the 2024 Notes and accounted for as a derivative liability, with changes in fair value reported in our condensed consolidated statements of income (loss) in other expense, net until the cash conversion option expired. The embedded cash conversion option was measured and reported at fair value on a recurring basis within Level 2 of the fair value hierarchy.
Because the terms of the 2024 Notes' embedded cash conversion option were substantially similar to those of the Call Options, discussed above, the effect on earnings from these two derivative instruments mostly offset each other.

Foreign Exchange Contracts
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
We are party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $673.3 million at September 30, 2025, which expire at various dates through September 2026. At December 31, 2024, these arrangements had an aggregate notional value of $645.7 million, which expired at various dates through July 2025. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other expense, net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments as of September 30, 2025 and December 31, 2024. The current assets are included in prepaid expenses and other current assets and the current liabilities are included in accrued and other current liabilities in the accompanying condensed consolidated balance sheets. The long-term assets are included in other long-term assets and the long-term liabilities are included in other long-term liabilities in the accompanying condensed consolidated balance sheets.

	As of September 30, 2025		As of December 31, 2024
(in thousands)	Current asset	Long-term asset	Current asset	Long-term asset

Assets:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge(1)	$—	$—	$17,843	$3,174

Undesignated derivative instruments
Foreign exchange forwards and options	1,828	—	5,761	—
Total derivative assets	$1,828	$—	$23,604	$3,174

	As of September 30, 2025		As of December 31, 2024
(in thousands)	Current liability	Long-term liability	Current liability	Long-term liability

Liabilities:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge(1)	($17,473)	($11,604)	$—	$—

Undesignated derivative instruments
Foreign exchange forwards and options	(1,074)	—	(13,752)	—
Total derivative liabilities	($18,547)	($11,604)	($13,752)	$—
(1)The fair value amounts for the interest rate contracts do not include accrued interest.

Gains and Losses on Derivative Instruments
The following tables summarize the gains and losses on derivative instruments for the three- and nine-month periods ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
(in thousands)	Other expense, net	Other expense, net	Other expense, net	Other expense, net

Total amounts presented in the Condensed Consolidated Statements of Income (Loss) in which the effects of cash flow and fair value hedges are recorded	($1,289)	($2,417)	($6,518)	($3,544)

Gains (Losses) on Derivatives in Cash Flow Hedges
Interest rate contracts
Amount of (loss) gain reclassified from accumulated other comprehensive loss	($9,732)	$49,469	$51,334	($1,254)
Amounts excluded from effectiveness testing	—	—	—	—

Gains (Losses) Derivatives Not Designated as Hedging Instruments
Equity options	—	2,732	—	(22,090)
Cash convertible notes embedded cash conversion option	—	(2,725)	—	22,157
Foreign exchange forwards and options	(1,018)	(2,555)	13,072	577

Total (losses) gains	($10,750)	$46,921	$64,406	($610)
10. Financial Instruments and Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
•Level 1. Observable inputs, such as quoted prices in active markets;
•Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
•Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2025 and December 31, 2024:

	As of September 30, 2025				As of December 31, 2024
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents	$724,256	$—	$—	$724,256	$399,917	$—	$—	$399,917
Short-term investments	—	49,376	—	49,376	—	—	—	—
Non-marketable equity securities	—	—	5,366	5,366	—	—	4,283	4,283
Foreign exchange forwards and options	—	1,828	—	1,828	—	5,761	—	5,761
Interest rate contracts - cash flow hedge	—	—	—	—	—	21,017	—	21,017
Total financial assets	$724,256	$51,204	$5,366	$780,826	$399,917	$26,778	$4,283	$430,978
Liabilities:
Foreign exchange forwards and options	$—	($1,074)	$—	($1,074)	$—	($13,752)	$—	($13,752)
Interest rate contracts - cash flow hedge	—	(29,077)	—	(29,077)	—	—	—	—
Contingent consideration	—	—	(12,689)	(12,689)	—	—	(20,650)	(20,650)
Total financial liabilities	$—	($30,151)	($12,689)	($42,840)	$—	($13,752)	($20,650)	($34,402)
The carrying values of financial instruments, including accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities.
Our assets and liabilities measured at fair value on a recurring basis consist of cash equivalents and short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy; derivative contracts used to hedge currency and interest rate risk, derivative contracts to protect part of the net investments in foreign operations against adverse changes in the exchange rate between the euro and the functional currency of the U.S. dollar, and derivative financial instruments entered into in connection with the 2024 Notes discussed in Note 9 "Derivatives and Hedging," which are classified in Level 2 of the fair value hierarchy; contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy; and non-marketable equity securities remeasured as of September 30, 2025 and December 31, 2024 within Level 3 in the fair value hierarchy. There were no transfers between levels during the nine months ended September 30, 2025.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common share price, the risk-free interest rate, and the implied volatility of our common shares.
Our Level 3 instruments include non-marketable equity security investments. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.
Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met, such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and discount rate of 11.7%, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration and reflect any change in the accrual in the condensed consolidated statements of income (loss) in the line items commensurate with the underlying nature of the milestone arrangements.
Refer to Note 7 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the nine-month periods ended September 30, 2025 and 2024. For contingent consideration liabilities with Level 3 inputs, the following table summarizes the activity for the nine-month periods ended September 30, 2025 and 2024:

(in thousands)	2025	2024

Balance at beginning of year	($20,650)	($18,359)
Additions	(3,726)	—
Changes in fair value	(113)	8
Payments	11,800	—
Balance at end of period	($12,689)	($18,351)
As of September 30, 2025, of the total of $12.7 million accrued for contingent consideration, $8.9 million is included in accrued and other current liabilities and $3.8 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet. During the nine months ended September 30, 2025, cash payments for contingent consideration totaled $11.8 million and $3.7 million of additions is related to the acquisition of Genoox as further discussed in Note 3 "Acquisition."
The estimated fair value of long-term debt, as disclosed in Note 8 "Debt," was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.
The fair values of the financial instruments are presented in Note 8 "Debt" and were determined as follows:
Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Convertible Notes due in 2027, 2031 and 2032.
German Private Placements: Fair value is based on an estimation using changes in the euro swap rates.
There were no adjustments in the three- and nine-month periods ended September 30, 2025 and 2024 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.
11. Income Taxes
The quarterly provision for income taxes is based upon the estimated annual effective tax rate for the year, applied to the current period ordinary income before tax plus the tax effect of any discrete items. Our operating subsidiaries are exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements.
In the third quarters of 2025 and 2024, our effective tax rates were 3.5% and 15.8%, respectively. In the nine months ended September 30, 2025 and 2024, our effective tax rates were 16.8% and (0.6)%, respectively. During the third quarter of 2025, we recognized a worthless stock deduction under U.S. Internal Revenue Code Section 165 (g)(3) upon the liquidation of our U.S. subsidiary, NeuMoDx Molecular, Inc. (NeuMoDx) which reduced the reported effective tax rate 15.0% and 5.3% in the three and nine months ended September 30, 2025, respectively. Our effective tax rate in the nine months ended September 30, 2024 is lower primarily as a result of restructuring charges recorded in 2024 related to the 2024 Efficiency Program discussed in Note 16 "Exit Costs and Impairments." We record partial tax exemptions on foreign income primarily derived from operations in Germany. These foreign tax benefits are due to a combination of favorable tax laws and exemptions in these jurisdictions, including intercompany foreign royalty income in Germany which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany interest income is nontaxable in Poland and in Dubai. However, the favorable tax effects of these financing arrangements are partially offset by the unfavorable impacts of the implementation of a Qualified Domestic Minimum Top-up Tax (QDMTT) in both Poland and the UAE, which imposes a 15% minimum tax.
We assess uncertain tax positions in accordance with ASC 740 Income Taxes. At September 30, 2025, our gross unrecognized tax benefits totaled approximately $128.9 million which, if recognized, would favorably impact our effective tax rate in the periods in which they are recognized. However, various events could cause our current expectations to change in the future. While we believe our income tax contingencies are adequate, the final resolution of these issues, if unfavorable, could have a material impact on the consolidated financial statements. We cannot reasonably estimate the range of the potential outcomes of these matters.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are potentially open back to 2011 for income tax examinations by taxing authorities. Our subsidiaries, with few exceptions, are no longer open to income tax examinations by taxing authorities for years before 2020. Since 2022, the German group has been under audit for the 2017–2019 tax years and beginning in late 2023, the U.S. group is under audit for the 2014–2020 tax years.
As of September 30, 2025, residual Netherlands' income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free under the Dutch participation exemption.
12. Share-Based Compensation
Stock Units
Stock units represent rights to receive our common shares at a future date and include restricted stock units which are subject to time-based vesting only and performance stock units which include performance conditions in addition to time-based vesting. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares.
At September 30, 2025, there was $73.6 million remaining in unrecognized compensation expense, less estimated forfeitures, related to stock awards which will be recognized over a weighted-average period of 1.54 years.

Share-Based Compensation Expense
For the three- and nine-month periods ended September 30, 2025 and 2024, share-based compensation expense was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2025	2024	2025	2024

Cost of sales	$1,328	$1,130	$4,050	$3,077
Research and development	1,696	104	5,595	4,722
Sales and marketing	3,057	3,193	8,845	9,171
General and administrative	4,628	4,423	15,315	15,823
Share-based compensation expense before taxes	10,709	8,850	33,805	32,793
Less: Income tax benefit	2,360	2,012	7,420	7,533
Share-based compensation expense, after tax	$8,349	$6,838	$26,385	$25,260
13. Equity
Dividend Declaration
On June 26, 2025 at the Annual General Meeting, shareholders of QIAGEN N.V. approved a cash dividend of $0.25 per common share with a record and ex-date of July 2, 2025. On July 10, 2025, a total of $54.2 million in cash dividends were paid to our shareholders.
2025 Synthetic Share Repurchase
In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 12, 2025. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.24 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in common shares whereby 36 existing common shares with a nominal value of EUR 1.24 each were consolidated into 35 new common shares with a nominal value of EUR 1.28 each. The third amendment was a reduction of the nominal value per common share from EUR 1.28 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $280.1 million was repaid to our shareholders and the outstanding number of common shares was reduced by 6.2 million, or 2.8%. Total expenses incurred related to the capital repayment and share consolidation amounted to $0.1 million and were charged to equity.
2024 Synthetic Share Repurchase
In January 2024, we completed a capital repayment program through a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.18 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in common shares whereby 25 existing common shares with a nominal value of EUR 1.18 each were consolidated into 24.25 new common shares with a nominal value of EUR 1.22 each. The third amendment was a reduction of the nominal value per common share from EUR 1.22 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $292.1 million was repaid to our shareholders and the outstanding number of common shares was reduced by 6.8 million, or 3%. Total expenses incurred related to the capital repayment and share consolidation amounted to $0.8 million and were charged to equity.
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of September 30, 2025 and December 31, 2024:

(in thousands)	September 30, 2025	December 31, 2024

Net unrealized loss on hedging contracts, net of tax	($52,143)	($9,818)
Net unrealized gain on pension, net of tax	282	282
Foreign currency effects from intercompany long-term investment transactions, net of tax benefits of $13.2 million in 2025 and 2024	(33,498)	(33,962)
Foreign currency translation adjustments	(298,964)	(431,041)
Accumulated other comprehensive loss	($384,323)	($474,539)

14. Earnings Per Common Share
We present basic and diluted earnings per common share. Basic earnings per common share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution of earnings that would occur if all “in the money” securities to issue common shares were exercised. Due to the net loss for nine-month period ended September 30, 2024, restricted stock units representing approximately 2.2 million weighted-average number of common shares were excluded from the computation of diluted net loss because the impact would have been antidilutive.
The following table for the three- and nine-month periods ended September 30, 2025 and 2024 summarizes the information used to compute earnings (loss) per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share data)	2025	2024	2025	2024

Net income (loss)	$130,043	$98,056	$317,051	($4,731)

Weighted average number of common shares used to compute basic earnings per common share	216,871	222,314	217,316	222,712
Dilutive effect of outstanding restricted stock units	1,582	1,721	1,626	—
Weighted average number of common shares used to compute diluted earnings per common share	218,453	224,035	218,942	222,712

Outstanding stock awards having no dilutive effect, not included in above calculation	1	—	67	2,197
Outstanding warrants having no dilutive effect, not included in above calculation	—	10,892	—	10,892

Basic earnings (loss) per common share	$0.60	$0.44	$1.46	($0.02)
Diluted earnings (loss) per common share	$0.60	$0.44	$1.45	($0.02)
For purposes of considering the 2027 Notes, 2031 Notes and the 2032 Notes, as discussed further in Note 8 "Debt," in determining diluted earnings per common share, only an excess of the conversion value over the principal amount would have a dilutive impact using the treasury stock method. Since the 2027 Notes, 2031 Notes and the 2032 Notes were out of the money and anti-dilutive during the period from January 1, 2024 through September 30, 2025, they were excluded from the diluted earnings per common share calculations in 2024 and 2025.
During the three- and nine-month periods ended September 30, 2024, warrants issued in connection with cash convertible notes were outstanding. All warrants expired unexercised during 2024 and were no longer outstanding as of December 31, 2024.

15. Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments for a previous business combination based on the achievement of certain revenue and operating result milestones. Milestone payments total $16.9 million, of which $8.9 million may be triggered by the end of 2025 and $8.0 million by the end of 2026. Based on the current estimate of potential milestone payments, $8.9 million is included in accrued and other current liabilities and $3.8 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet as of September 30, 2025. Refer to Note 10 "Financial Instruments and Fair Value Measurements" for changes in the contingent consideration liabilities.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. We provide for estimated warranty costs at the time of the product sale. At the time product revenue is recognized, a provision for estimated future warranty costs is recorded in cost of sales based on historical experience. We periodically review the provision and adjust, if necessary, based on actual experience and estimated costs to be incurred. We believe our warranty reserves, which totaled $3.0 million and $2.8 million as of September 30, 2025 and December 31, 2024, appropriately reflect the estimated cost of such warranty obligations.
Litigation
From time to time, we may be party to legal proceedings incidental to our business which may arise in the ordinary course and conduct of business as well as through acquisition. As of September 30, 2025, certain claims, lawsuits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or our subsidiaries. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. We are not party to any material legal proceeding as of the date of this report.
Patent Litigation
Labcorp (as successor to ArcherDX)
In 2018, ArcherDX (succeeded in the litigation by Laboratory Corporation of America Holdings and Labcorps Genetics, Inc. (Labcorp)) and Massachusetts General Hospital (MGH) sued QIAGEN for patent infringement. In August 2021, a federal jury ruled that QIAGEN infringed two patents owned by ArcherDX and awarded damages of $4.7 million which were accrued in 2021 and remained accrued as of December 30, 2024 in other long-term liabilities in the accompanying condensed consolidated balance sheet. In the third quarter of 2025, the Court of Appeals for the Federal Circuit reversed the decision of infringement of the District Court of Delaware, vacated the $4.7 million damages award and granted judgment as a matter of law of non-infringement in favor of QIAGEN. The plaintiffs did not file any motion opposing this decision. Accordingly, the $4.7 million accrual in other long-term liabilities was reversed and such amount is included in restructuring, acquisition, integration and other, net in the accompanying condensed Consolidated Statements of Income (Loss) for the three and nine months ended September 30, 2025.

16. Exit Costs and Impairments
Exit costs include employee-related costs (principally termination benefits) as well as contract and other costs, primarily contract termination costs. Termination benefits are accounted for in accordance with FASB ASC Topic 712, Compensation - Nonretirement Postemployment Benefits, and are recorded when it is probable that employees will be entitled to benefits and the amounts are known or can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Contract and other costs are accounted for in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations and are recorded when the liability is incurred.
2024 Efficiency Program
In June 2024, we commenced initiatives to improve the overall efficiency and profitability of the Company. Overall, the initiatives include activities to improve global efficiency through targeted measures to reduce hierarchies and drive increased digitalization and automation for improved resource allocation and profitable growth. The program is expected to be completed by the end of 2025.
The exit cost liability is included in accrued and other current liabilities in the accompanying condensed consolidated balance sheets as summarized in the following table:

(in thousands)	Employee-related costs	Exit and other costs	Total

Liability at December 31, 2024	$21,835	$11,457	$33,292
Costs in 2025	12,958	4,706	17,664
Release of excess accruals	(1,614)	(840)	(2,454)
Payments	(25,696)	(13,446)	(39,142)
Foreign currency translation adjustment	1,601	(276)	1,325
Liability at September 30, 2025	$9,084	$1,601	$10,685
Employee-related costs primarily consist of termination benefits provided to employees who have been involuntarily terminated and retention bonuses incurred during transition periods. Exit and other costs include contract termination costs, primarily with suppliers and professional service fees to support the program.

Classification and Type of Charge (in thousands)	Nine Months Ended September 30, 2025	Cumulative charges since June 30, 2024

Cost of sales:
Exit and other costs	$1,291	$25,507
Employee-related costs	4,618	12,822
	$5,909	$38,329

Restructuring, acquisition, integration and other, net:
Exit and other costs	$2,575	$18,941
Employee-related costs	6,726	28,727
	$9,301	$47,668
Total costs	$15,210	$85,997
Additional costs of approximately $10.0 million are expected to be incurred in the fourth quarter of 2025 primarily for employee-related and other exit costs.
One of the initiatives of the 2024 Efficiency Program was a comprehensive review of our product portfolio which resulted in the decision to phase out our NeuMoDx clinical PCR system considering the market development following the COVID-19 pandemic and changing customer needs for integrated PCR-based clinical molecular testing systems, and refocus resources and efforts on developing and commercializing other innovative solutions within our portfolio. In 2024, following an impairment test performed under ASC 360 Property, Plant and Equipment, $163.3 million of long-lived assets related to the NeuMoDx asset group were fully impaired. Outside of the NeuMoDx asset group, in 2024 as a result of actions taken in implementing the efficiency program, long-lived assets totaling $34.6 million, including property, plant and equipment and intangible assets, were impaired. Such impairments primarily related to software applications and platforms and related development projects which were abandoned and ceased to be used during 2024 and determined by management to have no alternative use or salvage value.
Following these initiatives, in the second half of 2024 we wrote-off a total of $93.5 million inventory. In the nine months ended September 30, 2025, inventory write-offs totaled $12.0 million. Inventory write downs are recorded in cost of sales.

17. Segment Information
We manage our business activities on a consolidated basis and operate as a single operating segment, focusing on the development and distribution of sample and assay technologies in the molecular diagnostics and life sciences markets. We have a common basis of organization and the single operating segment reflects the way in which our Chief Executive Officer, who is the Chief Operating Decision Maker (CODM), evaluates the Company’s financial performance, makes decisions with regards to business operations and allocates resources based on evaluations of QIAGEN as a whole.
We are a leader in molecular research and testing solutions, and our products and services are offered globally. Our product portfolio addresses a wide range of applications and is grouped into two main categories:
•Consumables and related revenues involve our consumables kits, bioinformatics solutions, royalties, co-development milestone payments and services; and
•Instruments and related services, which include laboratory automation platforms, such as sample preparation systems, which streamline workflows in research and diagnostic labs.
Refer to Note 4 "Revenue" for disaggregation of revenue based on product type and product category.
The CODM assesses the performance of the Company using consolidated net income (loss) as the measure of segment profit or loss because it captures the financial impact of the Company’s operating and financing decisions as well as its tax obligations. This measure provides a holistic view of the Company’s profitability and is considered the most relevant metric for decision-making for the Company as a whole.
The CODM utilizes consolidated net income (loss) to make strategic decisions about:
•Investment Priorities: Determining the allocation of resources to growth initiatives, research and development or other key operational areas.
•Investment in Research and Development: Determining the appropriate level of funding for R&D initiatives to drive innovation and maintain the Company's competitive edge.
•Market Expansion: Assessing the financial viability of entering new markets or expanding in existing ones to foster growth.
•Cost Management: Evaluating the efficiency of current operations, identifying opportunities for cost optimization and improving operational efficiency across the organization.
•Capital Deployment: Assessing the Company’s ability to reinvest profits into the business or return value to shareholders through capital repayments, dividends or share repurchases.
The CODM reviews certain significant expense categories when evaluating the Company’s operational performance. These include adjusted costs of sales and the resulting adjusted gross profit and margin as well as adjusted operating expenses and the associated adjusted operating income (loss) and margin.

The following table presents selected financial information with respect to the Company’s single operating segment for the three- and nine-month periods ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2025	2024	2025	2024

Net sales	$532,583	$501,869	$1,549,579	$1,457,012
Cost of sales:
Adjusted cost of sales	182,959	167,961	518,035	481,958
Other cost of sales (1)	18,365	25,601	57,318	340,994
Total cost of sales	201,324	193,562	575,353	822,952
Gross profit	331,259	308,307	974,226	634,060
Operating expenses:
Adjusted operating expenses	191,854	185,109	570,074	567,538
Other operating costs (1)	10,242	11,095	37,740	87,909
Total operating expenses	202,096	196,204	607,814	655,447
Income (loss) from operations	129,163	112,103	366,412	(21,387)
Total other income, net	5,563	4,353	14,684	16,682
Income (loss) before income tax expense	134,726	116,456	381,096	(4,705)
Income tax expense	4,683	18,400	64,045	26
Net income (loss)	$130,043	$98,056	$317,051	($4,731)
(1)Other costs include amortization of intangible assets acquired in business combinations and costs related to acquisitions, restructuring and integrations.
As QIAGEN N.V. operates as a single operating segment, the segment information disclosed aligns with the amounts presented in the accompanying consolidated financial statements.
The CODM does not review assets in evaluating results and therefore, such information is not presented for segment reporting. See the accompanying consolidated financial statements for other financial information regarding the Company’s operating segment.
Geographical Information
Net sales are attributed to countries based on the location of the customer. Intercompany sales are excluded from consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $6.4 million and $17.0 million in the three- and nine-month periods ended September 30, 2025, respectively, and net sales of $5.6 million and $15.1 million in the three- and nine-month periods ended September 30, 2024. These amounts are included in the line item Europe, Middle East and Africa in the table below.
Net sales by geographical location for three- and nine-month periods ended September 30, 2025 and 2024 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2025	2024	2025	2024

Americas:
United States	$264,527	$244,171	$757,815	$700,008
Other Americas	22,145	24,456	63,611	64,144
Total Americas	286,672	268,627	821,426	764,152
Europe, Middle East and Africa	172,576	158,181	512,522	469,860
Asia Pacific, Japan and Rest of World	73,335	75,061	215,631	223,000
Total net sales	$532,583	$501,869	$1,549,579	$1,457,012
Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe in the table below, reported long-lived assets of $0.8 million and $0.7 million as of September 30, 2025 and December 31, 2024, respectively.
Long-lived assets by geographical location as of September 30, 2025 and December 31, 2024 are as follows:

(in thousands)	September 30, 2025	December 31, 2024

Americas:
United States	$149,363	$143,894
Other Americas	2,522	2,122
Total Americas	151,885	146,016
Europe, Middle East and Africa:
Germany	655,450	526,251
Other Europe, Middle East and Africa	74,863	64,714
Total Europe, Middle East and Africa	730,313	590,965
Asia Pacific, Japan and Rest of World	15,444	16,630
Total long-lived assets	$897,642	$753,611
Accounting Policies
The accounting policies used to prepare segment information are consistent with those used in the preparation of the Company’s accompanying consolidated financial statements in accordance with U.S. GAAP.

18. Subsequent Events
In October 2025, we entered into a definitive agreement to acquire Parse Biosciences, Inc. a privately held leader in single-cell RNA research based in Seattle, Washington. The addition of Parse significantly expands our Sample technologies portfolio and strengthens our presence in the high-growth scalable single-cell market. Parse offers differentiated chemistry-based solutions used by more than 3,000 laboratories in over 40 countries, complementing our leadership in sample processing and broadening our reach across molecular research and biopharma applications. We will acquire Parse for approximately $225 million in cash, with Parse equity holders eligible for additional milestone payments of up to $55 million. The transaction is expected to be completed in December 2025.
In November 2025, the Supervisory Board approved a $500 million synthetic share repurchase program combining a direct capital repayment with a reverse stock split. The synthetic share repurchase will be implemented through a series of amendments to our Articles of Association which were approved by our shareholders at our Annual General Meeting in June 2025. The program is expected to be completed on or about January 7, 2026.

Operating and Financial Review and Prospects
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Forward-looking statements include but are not limited to, statements that relate to our future revenue, margins, costs, operating expenses, tax expenses, earnings, profitability, demand, levels of research and development, growth and expansion, the success of our marketing and sales efforts, the expected benefits and other statements relating to acquisitions and business combinations, the expected benefits and other statements relating to the 2024 Efficiency Program, including the expected size, make-up and timing of the restructuring charge, costs associated with licensing, information technology and cyber security, the timing and costs associated with marketing and regulatory approvals for our products, market performance of our stock, our adoption of newly issued accounting guidance, and the sufficiency of financial resources to fund planned operations and expansion. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our dependence on the development and success of new products; management of growth and expansion of operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and logistics and supply chain dependencies); variability of operating results; integration of acquired businesses; changes in relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors, including delays or limits in the amount of reimbursement approvals or public health funding); our ability to obtain and maintain product regulatory approvals; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, including inflation and rising interest rates, weather or transportation delays, natural disasters, cyber security breaches, political or public health crises, and the resulting impact on the demand for our products and other aspects of our business, or other force majeure events; litigation risk, including patent litigation and product liability; debt service obligations; volatility in the public trading price of our common shares; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F. For further information, refer to the more specific risks and uncertainties discussed under "Risks and Risk Management" in our Annual Report on Form 20-F for the year ended December 31, 2024.
Results of Operations
Selected Operating Performance
•Total net sales rose 6% in the third quarter of 2025 to $532.6 million compared to $501.9 million in the year-ago period, with net sales in the nine months ended September 30, 2025 totaling $1.55 billion compared to $1.46 billion in 2024.
•The operating income margin of 24.3% and 23.6% for the three and nine months ended September 30, 2025, respectively, mark an increase from 22.3% and -1.5% in the year-ago periods, respectively. While the 2024 operating income margin included the impact of the 2024 Efficiency Program discussed in Note 16 "Exit Costs and Impairments," the improvement in operating income margin also reflects a reduction in operating expenses compared to the third quarter and first nine months of 2024, driven by broad efficiency improvements that facilitated reinvestments into growth initiatives.
•Net cash provided by operating activities declined to $466.2 million in the first nine months of 2025 from $482.0 million in the year-ago period.

Three- and Nine-Month Periods Ended September 30, 2025 compared to Three- and Nine-Month Periods Ended September 30, 2024
Net Sales
Due to rounding, figures in the following tables may not sum precisely and percentages may not be recalculated as expected.

Product type	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2025	2024	% change	2025	2024	% change

Consumables and related revenues	$481.2	$447.7	+7%	$1,392.6	$1,299.4	+7%
Instruments	51.4	54.2	-5%	157.0	157.6	0%
Net sales	$532.6	$501.9	+6%	$1,549.6	$1,457.0	+6%

Product group	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2025	2024	% change	2025	2024	% change

Sample technologies	$170.1	$161.9	+5%	$486.4	$480.2	+1%
Diagnostic solutions	208.6	197.4	+6%	601.6	552.5	+9%
PCR / Nucleic acid amplification	75.3	74.3	+1%	231.2	218.0	+6%
Genomics / NGS	60.8	54.7	+11%	173.0	167.8	+3%
Other	17.7	13.6	+30%	57.3	38.5	+49%
Net sales	$532.6	$501.9	+6%	$1,549.6	$1,457.0	+6%
Sample technologies include the sale of consumable kits and instruments used to obtain DNA, RNA and proteins from biological samples. In the three and nine months ended September 30, 2025, sales of sample technologies grew by 5% and 1%, respectively, compared to the same periods in the prior year. This growth was driven by higher sales of consumables, in particular the automated kit sales. Instrument sales were modestly lower compared to the same period in the prior year, but included good placement levels of the QIAsymphony Connect, QIAcube Connect and EZ2 Connect systems amid an ongoing challenging customer spending environment. Favorable currency movements against the U.S. dollar positively impacted the sales of sample technologies by nearly two percentage points in the three months ended September 30, 2025 and by less than one percentage point in the nine months ended September 30, 2025.
Diagnostic solutions include the sale of regulated consumable kits and instruments for use in clinical healthcare, as well as revenues from our Precision Diagnostics portfolio and companion diagnostic co-development projects with pharmaceutical companies. Sales in this product group grew by 6% and 9% in the three and nine months ended September 30, 2025, respectively, compared to the same periods in the prior year. This growth was primarily driven by solid gains in consumables sales, while instrument sales were lower compared to the prior year. QIAstat-Dx led the performance, with sales rising 14% and 30% in the third quarter and first nine months of 2025, respectively, driven by ongoing strong instrument placements and solid consumables demand for all syndromic panels. QuantiFERON latent TB sales also grew 12% and 13% in the three and nine months ended September 30, 2025, respectively, supported by conversion from the tuberculin skin test in all regions along with with broader test market expansion. Favorable currency movements against the U.S. dollar positively impacted sales of diagnostic solutions by between one and two percentage points in the three months ended September 30, 2025, and by less than one percentage point in the nine months ended September 30, 2025.

PCR / Nucleic acid amplification involves consumable kits used in non-regulated applications. Overall product group sales grew 1% and 6% in the three and nine months ended September 30, 2025, respectively, compared to the same periods in 2024. This growth was primarily driven by strong demand for consumables, particularly in the QIAcuity digital PCR systems in the third quarter of 2025. QIAcuity delivered growth as expansion in consumables more than offset lower instrument sales impacted by ongoing cautious spending among Life Sciences customers. Other PCR consumables sales grew compared to the same period in the prior year, primarily driven by solid growth in Enzymes and Human ID/Forensics portfolio. Favorable currency movements against the U.S. dollar positively impacted sales of this product group by approximately two percentage points in the three months ended September 30, 2025 and by less than one percentage point in the nine months ended September 30, 2025.
Genomics / NGS involves our portfolio of universal solutions as well as the full QIAGEN Digital Insights (QDI) portfolio. Sales in the three and nine months ended September 30, 2025 rose 11% and 3%, respectively, driven by higher sales from the QDI bioinformatics sales, with underlying strong growth in the portfolio enhanced by first-time contributions from the Genoox acquisition in mid-2025. Consumables sales on universal NGS panels for use on any sequencer also delivered growth compared to the same period in the prior year. Favorable currency movements against the U.S. dollar positively impacted sales of this product group by approximately two percentage points in the three months ended September 30, 2025, and by less than one percentage point in the nine months ended September 30, 2025.

Geographic region	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2025	2024	% change	2025	2024	% change

Americas	$286.7	$268.6	+7%	$821.4	$764.2	+7%
Europe, Middle East and Africa	172.6	158.2	+9%	512.5	469.9	+9%
Asia Pacific, Japan and Rest of World	73.3	75.1	-2%	215.6	223.0	-3%
Net sales	$532.6	$501.9	+6%	$1,549.6	$1,457.0	+6%
Net sales in the Americas region increased 7% both in the three and nine months ended September 30, 2025, respectively, primarily as a result of higher sales in consumables. Results include improving demand for QuantiFERON, QIAstat-Dx and QIAcuity consumables in the region.
Net sales in the Europe, Middle East and Africa (EMEA) grew 9% in both the three and nine months ended September 30, 2025 compared to the same periods in the prior year, primarily driven by increases in sales in Germany, United Kingdom, France, Turkey and Italy.
Net sales in the Asia Pacific, Japan and Rest of World region declined 2% and 3% in the three and nine months ended September 30, 2025, respectively, compared to the same periods in the same periods in the prior year, reflecting challenging macro demand trends in China despite the higher sales in India and Singapore.
Gross Profit

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2025	2024	% change	2025	2024	% change

Gross profit	$331.3	$308.3	+7%	$974.2	$634.1	+54%
Gross margin	62.2%	61.4%		62.9%	43.5%
The gross margin in the three months ended September 30, 2025 reflects changes in individual product sales and mix. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels between periods can cause changes in gross profit between periods. In the three and nine months ended September 30, 2025, the gross margin absorbed the negative impact of new tariffs. In the three and nine months ended

September 30, 2024, gross margin was impacted by inventory write offs and impairments recorded in connection with the 2024 Efficiency Program discussed in Note 16 "Exit Costs and Impairments."
Sales and Marketing

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2025	2024	% change	2025	2024	% change

Sales and marketing	$112.8	$111.3	+1%	$337.3	$337.1	—%
% of net sales	21.2%	22.2%		21.8%	23.1%
Sales and marketing expenses increased by 1% in the three months ended September 30, 2025, and were largely unchanged in the nine months ended September 30, 2025, compared to the corresponding prior-year periods. The fluctuation in sales and marketing expenses primarily reflects changes in freight and other supply chain costs, and also an unfavorable currency exchange impact of $2.5 million and $3.8 million in the three and nine months ended September 30, 2025, respectively. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics, and other promotional activities. The increased use of digital customer engagement continues to build on new customer habits and enhances customer engagement, with a focus on greater efficiency and effectiveness.
Research and Development

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2025	2024	% change	2025	2024	% change

Research and development	$48.7	$44.5	+10%	$140.3	$144.9	-3%
% of net sales	9.2%	8.9%		9.1%	9.9%
Research and development expenses increased by 10% in the three months ended September 30, 2025, and decreased by 3% in the nine months ended September 30, 2025, compared to the respective prior-year periods. The increase in the three months ended September 30, 2025 includes the research and development expenses of GNX Data Systems Ltd. which was acquired on May 23, 2025. The overall changes in research and development expenses in the three- and nine-month periods ended September 30, 2025 reflects the June 2024 decision to discontinue the NeuMoDx system, as well as unfavorable currency exchange impacts of $1.9 million and $3.4 million, respectively. We continue to focus on investments targeted to drive sustainable growth. As we continue to discover, develop, and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses, and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance, and EU CE approval of certain assays or instruments. Furthermore, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue making investments in our research and development efforts.
General and Administrative

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2025	2024	% change	2025	2024	% change

General and administrative	$30.3	$29.4	+3%	$92.5	$85.6	+8%
% of net sales	5.7%	5.9%		6.0%	5.9%
General and administrative expenses increased by 3% and 8% in the three and nine months ended September 30, 2025, compared to the respective prior-year periods. This result reflects investments in our information technology systems (including an upgrade of the SAP enterprise resource planning system) and in cyber security measures offset by efficiency gains across many administrative functions. General and administrative costs include unfavorable currency impacts of $0.4 million and $2.0 million in the three and nine months ended September 30, 2025, respectively. In the future, we expect to incur higher costs due to increased licensing and information technology expenses, as well as increased cyber security costs.
Acquisition-Related Intangible Amortization

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2025	2024	% change	2025	2024	% change

Acquisition-related intangible amortization	$2.1	$2.4	-10%	$5.7	$7.8	-27%
% of net sales	0.4%	0.5%		0.4%	0.5%
Amortization expenses related to acquisition-related intangibles decreased by 10% and 27% during the three and nine months ended September 30, 2025, respectively, compared to the prior-year periods. Compared to the year-ago period, amortization expense on acquisition-related intangibles within operating expenses decreased following the full amortization of assets previously acquired. Amortization expense related to developed technology and patent and license rights acquired in business combinations is included in cost of sales. Amortization of trademarks and customer base acquired in business combinations are recorded in operating expenses under the caption “acquisition-related intangible amortization.” Amortization expenses for intangible assets not acquired in business combinations are recorded within cost of sales, research and development, or sales and marketing line items, based on the use of the asset. The decrease in expense reflects the impairment of acquired intangible assets in connection with the 2024 Efficiency Program discussed in Note 16 "Exit Costs and Impairments." Our acquisition-related intangible amortization recorded in operating expenses may increase in the event of future acquisitions.
Restructuring, Acquisition, Integration and Other, net

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2025	2024	% change	2025	2024	% change

Restructuring, acquisition, integration and other, net	$8.1	$8.7	-7%	$32.0	$80.1	-60%
% of net sales	1.5%	1.7%		2.1%	5.5%
Restructuring, acquisition, integration and other, net, in the nine months ended September 30, 2025 included $9.3 million in charges related to the 2024 Efficiency Program, as described in Note 16 "Exit Costs and Impairments." In addition, we expect to incur additional restructuring costs in 2025 as discussed in Note 16.
Other Income (Expense), net

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2025	2024	% change	2025	2024	% change

Interest income	$15.1	$18.3	-17%	$44.3	$52.9	-16%
Interest expense	(8.2)	(11.5)	-28%	(23.1)	(32.7)	-29%
Other expense, net	(1.3)	(2.4)		(6.5)	(3.5)
Total other income, net	$5.6	$4.4		$14.7	$16.7
Interest income includes interest earned on cash, cash equivalents and short-term investments, income related to certain interest rate derivatives as discussed in Note 9 "Derivatives and Hedging" and other components including the interest portion of operating lease transactions. The decrease in the three and nine months ended September 30, 2025 compared to the year-ago periods is primarily attributable to changing interest rates and the duration and level of short-term investments held during the period.

Interest expense primarily relates to debt, discussed in Note 8 "Debt" in the accompanying notes to the condensed consolidated financial statements. The decrease in the three and nine months ended September 30, 2025 compared to the prior year periods reflects the repayment of two tranches of 2017 Schuldschein in June 2024 and the repayment of the 2024 Notes that matured in November 2024. Interest expense was also lowered by capitalized interest associated with assets under construction.
For the three months ended September 30, 2025, other expense, net includes $1.8 million loss on foreign currency transactions partially offset by $0.6 million income from equity method investments. For the three months ended September 30, 2024, other expense, net includes $1.1 million loss on foreign currency transactions and $0.9 million loss from equity method investments.
For the nine months ended September 30, 2025, other expense, net includes $5.8 million loss on foreign currency transactions, $2.5 million of investment impairment as further discussed in Note 7 "Investments," partially offset by $1.8 million income from equity method investments. For the nine months ended September 30, 2024, other expense, net includes $4.0 million loss of foreign currency transactions partially offset by $2.7 million of income from equity method investments.
Provision for Income Taxes

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions)	2025	2024	% change	2025	2024	% change

Income (loss) before income tax expense	$134.7	$116.5	+16%	$381.1	($4.7)
Income tax expense	4.7	18.4	-75%	64.0	0.0
Net income (loss)	$130.0	$98.1		$317.1	($4.7)

Effective tax rate	3.5%	15.8%		16.8%	(0.6)%
Our effective tax rate differs from the Netherlands statutory tax rate of 25.8% due in part to our operating subsidiaries being exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. The Organization for Economic Co-operation and Development (OECD) has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two), with certain aspects of Pillar Two effective January 1, 2024 and other aspects effective January 1, 2025. The Netherlands formally enacted the Pillar Two legislation into domestic law and in 2025, we are subject to the top-up tax in relation to our operations in Dubai (United Arab Emirates) and Poland.
During the third quarter of 2025, we recognized a worthless stock deduction under U.S. Internal Revenue Code Section 165 (g)(3) upon liquidation of our U.S. subsidiary, NeuMoDx Molecular, Inc. which reduced the reported effective tax rate 15.0% and 5.3% in the three and nine months ended September 30, 2025, respectively. Our effective tax rate in the nine months ended September 30, 2024 is lower primarily as a result of restructuring charges recorded in 2024 related to the 2024 Efficiency Program discussed in Note 16 "Exit Costs and Impairments." We record partial tax exemptions on foreign income primarily derived from operations in Germany. These foreign tax benefits are due to a combination of favorable tax laws and exemptions in these jurisdictions, including intercompany foreign royalty income in Germany which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany interest income is nontaxable in Poland, beginning the first quarter of 2024, and in Dubai. However, the favorable tax effects of these financing arrangements are partially offset by the unfavorable impacts of the 2025 implementation of a Qualified Domestic Minimum Top-up Tax (QDMTT) in both Poland and the UAE, which imposes a 15% minimum tax.
In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in "Changes in tax laws, regulatory interpretations or reductions in government tax incentives could increase our effective tax rate, impact our financial flexibility and adversely affect our results of operations" under "Risks and Risk Management" in the Annual Report on Form 20-F for the year ended December 31, 2024.

Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions.

(in millions)	September 30, 2025	December 31, 2024

Cash and cash equivalents	$1,355.6	$663.6
Short-term investments	334.4	489.4
Total cash and cash equivalents and short-term investments	$1,690.0	$1,153.0

Working capital (current assets less current liabilities)	$1,557.5	$917.8(1)
(1) The December 31, 2024 balance for the current portion of long-term debt has been revised to correct the classification. See Note 2.
Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet anticipated local working capital needs. At September 30, 2025, cash and cash equivalents totaled $1.36 billion having increased by $692.0 million from December 31, 2024, primarily as a result of net cash provided by operating activities of $466.2 million and net cash provided by financing activities of $299.4 million, partially offset by net cash used in investing activities of $78.8 million as discussed in the Cash Flow Summary below.
Cash Flow Summary

	Nine Months Ended September 30,
(in millions)	2025	2024

Net cash provided by operating activities	$466.2	$482.0
Net cash used in investing activities	(78.8)	(242.4)
Net cash provided by financing activities	299.4	66.1
Effect of exchange rate changes on cash and cash equivalents	5.3	(0.8)
Net increase in cash and cash equivalents	$692.0	$304.9
Operating Activities
For the nine months ended September 30, 2025 and September 30, 2024, we generated net cash from operating activities of $466.2 million and $482.0 million, respectively. While net income was $317.1 million for the nine months ended September 30, 2025, non-cash components in income included $144.4 million of depreciation and amortization, $33.8 million of share-based compensation expense and $2.5 million of non-cash impairments due to impairment of an equity method investment as further discussed in Note 7 "Investments." The decrease in net cash provided by operating activities in the first nine months of 2025 as compared to the same period in 2024 primarily reflects reduced working capital requirements, including improved accounts receivable trends and reduced days in inventory. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors could have an impact on our liquidity.
Investing Activities
$78.8 million of cash was used in investing activities during the nine months ended September 30, 2025 compared to $242.4 million of cash used in investing activities for the same period in 2024. Cash provided by investing activities includes $369.0 million of purchases of short-term investments and $130.1 million paid for purchases of property, plant and equipment, $66.6 million net cash paid for the acquisition of Genoox and $28.0 million paid to our derivative counterparties in connection with cash we had provided to collateralize our derivative liabilities with them, mostly offset by $522.1 million from the sale of short-term investments. Cash provided in investing activities during the nine months ended September 30, 2024 included $561.4 million in purchases of short-term investments, $118.5 million paid for purchases of property, plant and equipment and $3.1 million for the purchases of intangible assets and $0.9 million paid to us from our derivative counterparties in connection with cash we had provided to collateralize our derivative liabilities with them, mostly offset by $443.2 million from the sale of short-term investments.
Financing Activities
Net cash provided by financing activities totaled $299.4 million for the nine months ended September 30, 2025 and includes $744.6 million net proceeds from the issuance of long-term debt, partially offset by $280.1 million for the capital repayment made as part of 2025 synthetic share repurchase discussed in Note 13 "Equity," $60.2 million repayment of long-term debt, $54.2 million of cash dividends paid, $24.5 million paid in connection with net share settlements for tax withholdings related to the vesting of stock awards, $16.8 million paid to our derivative counterparties to collateralize derivative assets that we hold with them and $9.2 million cash paid for contingent consideration. Net cash provided by financing activities was $66.1 million for the nine months ended September 30, 2024, and includes $496.4 million net proceeds from the issuance of long-term debt, partially offset by a net $292.1 million capital repayment made as part of a synthetic share repurchase, $101.5 million repayment of long-term debt, $33.3 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards and $2.6 million paid to our derivative counterparties to collateralize derivative assets that we hold with them.
Other Factors Affecting Liquidity and Capital Resources
As of September 30, 2025, we carry a total of $2.1 billion of long-term debt, of which $0.5 billion is current and $1.6 billion is long-term.
In September 2025, we issued $750.0 million aggregate principal amount of 2.0% coupon Convertible Notes due 2032 (2032 Notes). The 2032 Notes will mature on September 4, 2032 unless converted in accordance with their terms prior to such date as described more fully in Note 8 "Debt."
In June 2025, our shareholders approved a cash dividend totaling $54.2 million which was paid in July 2025 as further discussed in Note 13 "Equity."
In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 12, 2025 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market repurchases. $280.1 million was returned to shareholders through the transaction, which reduced the total number of issued Common Shares by approximately 2.8% to 217.7 million (of which 1.6 million are held in Treasury Shares) as of January 31, 2025.
In December 2024, we renewed the €400.0 million syndicated revolving credit facility with a tenor of five years, and with the ability to be extended twice by a one-year period. No amounts were utilized as of September 30, 2025. The facility can be utilized in euros and bears interest of 0.550% to 1.500% above EURIBOR and is offered with interest periods of one, three or six months. The interest rate is subject to our leverage ratio. We have additional credit lines totaling €13.0 million with no expiration date. None of these credit lines were utilized as of September 30, 2025.
In September 2024, we issued $500.0 million aggregate principal amount of 2.5% coupon Convertible Notes due 2031 (2031 Notes). The 2031 Notes will mature on September 10, 2031 unless converted in accordance with their terms prior to such date as described more fully in Note 8 "Debt."
In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. $295.2 million was returned to shareholders through the transaction, which reduced the total number of issued Common Shares by approximately 3%.
In July and August 2022, we completed another German private placement bond (2022 Schuldschein), which was issued in several tranches totaling €370.0 million due in various periods through 2032 as described more fully in Note 8 "Debt." The interest rate is linked to our environmental, social and governance (ESG) performance. As of September 30, 2025, a total of $373.4 million is outstanding, of which $60.2 million was repaid in July 2025 at maturity.

In December 2020, we issued $500.0 million aggregate principal amount of zero coupon Convertible Notes due 2027 (2027 Notes). The 2027 Notes will mature on December 17, 2027 unless converted in accordance with their terms prior to such date as described more fully in Note 8 "Debt."
In November 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes due 2024 (2024 Notes) which were due and repaid in November 2024.
In 2017, we completed a German private placement (2017 Schuldschein) consisting of various tranches denominated in either U.S. dollars or euro at either floating or fixed rates and due at various dates through June 2027. As of September 30, 2025, a total of $17.0 million is outstanding.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $16.9 million based on the achievement of certain revenue and operating results milestones as further discussed in Note 15 "Commitments and Contingencies."
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from any public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.
Quantitative and Qualitative Disclosures about Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities, and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management strategy is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure discussed in "Quantitative and Qualitative Disclosures About Market Risk" in the Annual Report on Form 20-F for the year ended December 31, 2024.
Foreign Currency Risk
QIAGEN’s functional currency is the U.S. dollar and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income (loss). Foreign currency transactions in the three- and nine-month periods ended September 30, 2025 resulted in net losses of $1.8 million and $5.8 million, respectively, compared to net losses of $1.1 million and $4.0 million, respectively, in the same periods of 2024 and are included in other expense, net.
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps. At September 30, 2025, we were party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $673.3 million which expire at various dates through September 2026. Additional information on our foreign exchange contracts is included in Note 9 "Derivatives and Hedging."
We are exposed to currency risks from foreign exchange contracts. If each of the respective currency pairs for derivatives which do not qualify for hedge accounting varied from the rates used for the preparation of the condensed consolidated financial statements, this would have had an effect which would have been almost fully off-set by corresponding valuation adjustments in the positions which economically had been hedged by these foreign exchange derivatives. Accordingly, the net effect of such variance in currency rates would not have been material.
Interest Rate Risk
We are exposed to interest rate risk on our short-term investments and our debt. This exposure is managed in the aggregate with a focus on immediate and intermediate liquidity needs.
Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would have impacted our financial statements by approximately $7.4 million.
At September 30, 2025, we have $2.1 billion in current and long-term debt, of which $164.2 million is floating rate debt. We use interest rate derivative contracts to align our portfolio of interest-bearing assets and liabilities with our risk management objectives. We are party to cross-currency interest rate swaps through which matured in August 2025 for a total notional amount of €180.0 million under which we exchange, at specified intervals, the difference between the euro and U.S. dollar interest amounts calculated on their respective fixed rates by reference to an agreed-upon euro and U.S. dollar notional principal amounts. Also at September 30, 2025, we are party to cross-currency interest rate swaps through 2028 for a total notional amount of CHF 280.0 million under which we exchange, at specified intervals, the difference between the CHF and USD interest amounts calculated on their respective fixed rates by reference to an agreed-upon CHF and USD notional principal amounts. A hypothetical adverse 10% movement in market interest rates would have impacted our financial statements by approximately $0.5 million.
We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 9 "Derivatives and Hedging" to the accompanying condensed consolidated financial statements.
Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 "Basis of Presentation and Accounting Policies" in the accompanying condensed consolidated financial statements.
Application of Critical Accounting Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting estimates are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting estimates, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. While changing conditions in our global environment present additional uncertainty, we continue to use the best information available to form our estimates. Our critical accounting estimates are those related to income taxes, share-based compensation, acquisitions, amortized intangible assets, and fair value measurements.
Our critical accounting estimates are discussed further in our Annual Report on Form 20-F for the year ended December 31, 2024. Actual results in these areas could differ from management’s estimates.
Off-Balance Sheet Arrangements
We did not use special purpose entities and did not have off-balance-sheet financing arrangements as of September 30, 2025 and December 31, 2024.
Legal Proceedings
For information on legal proceedings, see Note 15 "Commitments and Contingencies" to the accompanying condensed consolidated financial statements.
While no assurances can be given regarding the outcome of the proceedings described in Note 15, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.
Risk Factors
Material risks that may affect our results of operations and financial position appear under "Risks and Risk Management" in our Annual Report on Form 20-F for the year ended December 31, 2024. There have been no material changes from the risk factors disclosed in our Form 20-F.
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